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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[  ]   Form 10-K         [  ]  Form 20F    [  ]  Form 11-K     [X]  Form 10-Q
[  ]   Form N-SAR

For the Period Ended September 30, 2002.
                     -------------------

         [   ]    Transition Report on Form 10-K
         [   ]    Transition Report on Form 20-F
         [   ]    Transition Report on Form 11-K
         [   ]    Transition Report on Form 10-Q
         [   ]    Transition Report on Form N-SAR

For the Transition Period Ended _____________________________

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:            Private Business Inc.

Address of Principal                9020 Overlook Blvd.
Executive Office:                   Brentwood, TN  37027

                       Part II - RULES 12-b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b) [Section 23, 047], the following should be completed. (Check the box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

         [X] (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.


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         [ ] (c) The accountant's statement or other exhibit required by Rule
12b-25 (c) has been attached if applicable.

                              PART III - NARRATIVE

         The Registrant is currently in the process of obtaining a waiver letter and amendment to its credit facility as a result of an event of non-compliance with certain financial covenants contained in the credit agreement as of September 30, 2002 and expected future events of non-compliance. The Registrant expects to have these instruments executed in time to file its Form 10-Q for the period September 30, 2002 on November 19, 2002.

                           PART IV - OTHER INFORMATION

         (1) Name and address of person to contact in regard to this notification:

                  Thomas L. Black
                  9020 Overlook Blvd.
                  Brentwood, TN  37027
                  (615) 221-8400

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                           [X]  Yes     [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X]  Yes     [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In the first nine months of 2002 the Company reported revenues of $42.4 million, compared with revenues of $39.6 million during the corresponding period of the previous year. Results for the first nine months of 2002 included approximately $10.5 million in revenue from Towne Services, Inc. ("Towne"), which was acquired in August 2001, whereas Towne contributed approximately $2.7 million to Private Business' revenues in the first nine months of 2001. Net income available to common shareholders increased to $2.9 million, or $0.21 per diluted share, compared with a net loss of ($1.3 million), or ($0.12) per diluted share, in the first nine months of the previous year.

         In the third quarter of 2002 the Company reported revenues of $13.2 million, compared with revenues of $15.2 million in the third quarter of 2001. In the third quarter




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Towne contributed $3.2 million compared with a $2.7 million revenue contribution from Towne in the prior-year quarter. Net income available to common shareholders improved to $662,000, or $0.05 per diluted share, compared with a net loss of $(1.6 million), or ($0.14) per diluted share in the third quarter of 2001.

         Private Business Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  11/13/02                             /s/ Thomas L. Black
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                                            Thomas L. Black
                                            Chief Executive Officer